# Nasdaq Regulation

**Nasdaq**

**William Slattery, CFA**
**Vice President**
Listing Qualifications

_By Electronic Mail_

November 18, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 18, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Jiya Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

**Class A common stock, par value $0.0001 per share**

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

